December 2, 2008

VIA FACSIMILE (202-772-9202) AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Max A. Webb, Assistant Director

Re:	CKE Restaurants, Inc.
File Number: 001-11313
Responses to comments made by the staff of the Securities and Exchange Commission by letter dated July 21, 2008

Ladies and Gentlemen:

Set forth below are the responses of CKE Restaurants, Inc. (the “Company”) to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 21, 2008 (the “Comment Letter”), in connection with (i) the Company’s Annual Report on Form 10-K for the fiscal year ended January 28, 2008, which was filed on March 26, 2008, and (ii) the Company’s Definitive Proxy Statement on Schedule 14A, which was filed on May 9, 2008.  The Company’s responses are keyed to numbered paragraphs that correspond to the comments made by the Staff in Comment Letter.  In addition, the Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.

Form 10-K for fiscal year ended January 28, 2008

Signature Pages

1.	In future filings, please revise to identify your principal accounting officer. Refer to Form 10-K.

Company Response:  The Company acknowledges the Staff’s comment and will comply with the Staff’s request in its future filings on Form 10-K.

Schedule 14A

Compensation Discussion and Analysis, page 19

2.
In future filings, please disclose all targets, including target income, that must be achieved in order for your executive officers to earn their annual bonus and equity incentive compensation.  To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.  Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Company Response:  The Company acknowledges the Staff’s comment and will comply with the Staff’s requests in its future filings on Schedule 14A for the then fiscal year most recently concluded.  The Company would, however, like to draw the Staff’s attention to the confidentiality request submitted by the Company on October 17, 2006, in which the Company requested that the actual target numbers for the equity incentives be kept confidential.  The SEC responded favorably to this request.  Copies of both the Company’s request and the favorable SEC response are attached.  Based on the SEC response, the Company, in future filings, (i) will disclose the incentive targets for the most recently concluded fiscal year, and (ii) will not disclose the incentive targets for future years until such years have been concluded (the Company does believe that its current description of these future targets is otherwise a comprehensive disclosure even though the specific target numbers are not provided).

In providing its responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please feel free to contact our legal counsel, C. Craig Carlson, via telephone at (949) 725-4125 or via facsimile at (949) 823-5125.

Sincerely,

/s/ Edward Michael Murphy
Edward Michael Murphy
Executive Vice President
 and Chief Administrative Officer

DOCSOC/1315979v1/018211-0000

STRADLING YOCCA CARLSON & RAUTH
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
660 NEWPORT CENTER DRIVE, SUITE 1600
NEWPORT BEACH, CA 92660-6422
TELEPHONE (949) 725-4000
FACSIMILE (949) 725-4100

C. CRAIG CARLSON
DIRECT DIAL: (949) 725-4125
CCARLSON@SYCR.COM

ORANGE COUNTY
(949) 725-4000
SAN DIEGO
(858) 720-2150
SAN FRANCISCO
(415) 283-2240
SANTA BARBARA
(805) 564-0065
SANTA MONICA
(310) 434-2788

October 17, 2006

RECEIVED
OCT 19 2006
OFFICE OF THE SECRETARY

FOIA CONFIDENTIAL TREATMENT REQUESTED

Secretary
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Application for Confidential Treatment of Certain Terms of the Documents Filed as Exhibits 10.1, 10.2 and 10.3 to the Current Report on Form 8-K of CKE Restaurants, Inc. filed with the SEC on October 17, 2006, and Freedom of Information Act Confidential Treatment Request

Ladies and Gentlemen:

CKE Restaurants, Inc., a Delaware corporation (the "Company"), hereby applies, pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, for a determination by the Securities and Exchange Commission (the "Commission") sustaining the Company's redaction of certain financial information ("Confidential Information") contained in each of the following agreements:

- Amendment No. 3 to the Employment Agreement between the Company and Andrew F. Puzder, effective as of October 12, 2006 (the "Puzder Amendment"),
- Amendment No. 2 to the Employment Agreement between the Company and E. Michael Murphy, effective as of October 12, 2006 (the "Murphy Amendment"), and
- Amendment No. 2 to the Employment Agreement between the Company and Theodore Abajian, effective as of October 12, 2006 (the "Abajian Amendment," and together with the Puzder Amendment and the Murphy Amendment, the "Amendments").

A full, unredacted, copy of each of the Amendments is enclosed herewith.

The Company hereby respectfully requests that the Commission accord confidential treatment to the Confidential Information highlighted in yellow on the enclosed copies of the Amendments, and discussed in II.B. below. The Amendments, with the Confidential Information omitted, have been filed by the Company as Exhibits 10.1, 10.2 and 10.3 (collectively, the "Exhibits") to the Company's Current Report on Form 8-K filed with the Commission on

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FOIA CONFIDENTIAL
TREATMENT REQUESTED

October 17, 2006. Additional copies of the Exhibits, with the Confidential Information omitted, have been included herewith for your reference and convenience.

The Company believes that the Confidential Information in the Amendments for which confidential treatment is requested constitutes confidential commercial or financial information within the purview of applicable exemptions to the disclosure requirements of the Freedom of Information Act (the "FOIA"), 5 U.S.C. §522(b)(4) (1989). Accordingly, the Company hereby respectfully requests an order granting confidential treatment of the Confidential Information pursuant to the provisions of Rule 24b-2 and 17 C.F.R. §200.80(b)(4), and, additionally, requests that each of the following items be withheld from public availability under the FOIA:

1. This application for confidential treatment, and any subsequent letters regarding this request for confidential treatment;

2. Any memoranda, notes, correspondence or other writings made by any member or employee of the Commission relating to any of the foregoing documents, or any conference or telephone call with respect thereto; and

3. Any copies of, or extracts from, the Confidential Information or the documents listed in the preceding paragraphs 1 and 2.

The following is an outline of the paragraphs set forth below:

I. The legal authority for this request;

II. Identification of the provisions of the Amendments for which the Company requests confidential treatment;

III. Time period for which the Company requests confidential treatment;

IV. Why public disclosure of the Confidential Information is not necessary to protect the public;

V. The Company's consent to disclosure of those provisions of the Amendments for which confidential treatment is requested to other government agencies, offices or bodies and to the U.S. Congress; and

VI. Designation of agent for notices and orders.

I. Legal Authority for Confidential Treatment Request

Section 552(b)(4) of the FOIA exempts "commercial or financial information obtained from a person and privileged or confidential" from public disclosure. 5 U.S.C. §552(b)(4)(1989) ("Exemption 4"). Exemption 4 requires that any information to be exempt pursuant thereto be both (a) commercial or financial, and (b) privileged or confidential. The Commission's Division of

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FOIA CONFIDENTIAL
TREATMENT REQUESTED

Corporation Finance has provided that "[t]he registrant is not required to provide disclosure pursuant to Item 1.01 [of Form 8-K] of target levels with respect to specific quantitative or qualitative performance related factors, or factors or criteria involving confidential commercial or business information, the disclosure of which would have an adverse effect on the registrant." (Current Report on Form 8-K Frequently Asked Questions, November 23, 2004, Question 13).

II. Specific Provisions for Which Confidential Treatment is Requested

The following are submitted in connection with this request:

A. Identification of Confidential Information in the Amendments

The following portions of the Amendments contain Confidential Information (all page references are to the respective Amendments):

1. Paragraph 2 of Exhibit B to the Puzder Amendment;
2. Paragraph 2 of Exhibit B to the Murphy Amendment; and
3. Paragraph 2 of Exhibit B to the Abajian Amendment.

The Confidential Information is identical in each.

B. Summary of Confidential Information in the Amendments

Each Amendment provides that, among other things, the Company shall, annually, over a five-year period, grant Messrs. Puzder, Murphy and Abajian restricted shares of the Company's common stock that will vest only upon the achievement of specified performance targets (the "Performance Shares"). The performance targets selected by the Company's Compensation Committee are the achievement by the Company of specified levels of "operating income," determined in accordance with generally accepted accounting principles (with certain adjustments). In making the determination to use "operating income" as the performance targets, the Compensation Committee believed that this was the best measure by which to incentivize the Company's key management personnel and to align their interests to those of the Company's stockholders. In each Amendment, these performance targets are called "Target Operating Income."

As noted in each Amendment, the performance periods for which Performance Shares may vest extend over a period of seven fiscal years of the Company (Fiscal years 2007 through 2013). Therefore, there are Target Operating Income numbers for each of these seven fiscal years set forth in each Amendment. These are the numbers that the Company has redacted and which constitute the "Confidential Information" herein, and for which confidential treatment is requested.

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FOIA CONFIDENTIAL
TREATMENT REQUESTED

C. Application of Legal Authority to Confidential Information

The Company does not provide guidance as to its future financial results. Also, the Target Operating Income numbers were established solely as a basis to incentivize management, and not as any forecast of financial results or prospects to the financial markets. In fact, many of the tools and procedures that would be used in forecasting financial results for the financial markets were not utilized in the determination of the Target Operating Income numbers.

Accordingly, the Company is concerned that stockholders, financial analysts, prospective investors and others may either incorrectly believe that the Target Operating Income numbers are both quantitative and qualitative forecasts of the Company's performance and financial results for the periods stated, or, in some manner, try to use these numbers to interpret or extrapolate such performance or financial results. The Company believes that persons so believing, interpreting or extrapolating could have an adverse effect on the Company, since forecasts have become such an important part of the financial markets and a basis for making investment decisions. The Company does not believe that it would be in its interests, or in the interests of its stockholders, if the financial markets were to base investment decisions on the Target Operating Income numbers.

Moreover, the Confidential Information is not available to the public, and the Company maintains a substantial program to protect its confidentiality. In addition, stockholders, financial analysts and prospective investors would have difficulty obtaining or compiling this information absent its disclosure through the Company's submissions with the Commission.

For the reasons set forth above, the Company believes that the Confidential Information for which it seeks confidential treatment fits squarely within both the test for application of Exemption 4 as well as the interpretation of the Division of Corporation Finance regarding disclosure pursuant to Item 1.01 of Form 8-K, and, therefore, the request for confidential treatment should be granted.

III. The Time Period for Which Confidential Treatment is Sought

The vesting schedules and performance periods for the Performance Shares issued to Messrs. Puzder, Murphy and Abajian, as set forth on Exhibit B to the Amendments, shall expire at the end of the Company's 2013 fiscal year, or January 28, 2013. Therefore, request is made that the Confidential Information contained in the Amendments be accorded confidential treatment until January 28, 2013 (the "Expiration Date").

Because the information for which confidential treatment is being requested will be confidential and sensitive for a long period of time, even beyond the Expiration Date, the Company respectfully reserves the right to request an extension of confidential treatment at the end of the foregoing period if such extension is necessary to protect the sensitive information contained in the Amendments.

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TREATMENT REQUESTED

IV. Interests of Investors Protected Without Disclosure

The Company believes that public disclosure of the Confidential Information in the Amendments is not necessary to assure the availability to investors of adequate information about the Company in light of the broad disclosure of the Company's overall commercial and financial situation contained in the Company's quarterly, annual and current reports filed with the Commission. Furthermore, public disclosure of the Confidential Information would harm the Company and its stockholders by making valuable confidential information available to the public which could lead to an inaccurate portrayal of the Company's overall commercial and financial condition and prospects.

V. Consent to Disclosure to Other Governmental Agencies

In accordance with Rule 24b-2, the Company hereby consents to the disclosure of this letter and the portions of the Amendments marked confidential to other governmental agencies, offices, or bodies and to the U.S. Congress.

VI. Designation of Agent for Notices and Orders

The Company requests that it be notified promptly in the event any person (including any federal government employee other than an employee of the Commission) makes a request to the Commission or any governmental body for disclosure of the information for which confidential treatment is requested. The Company further requests that it be furnished promptly with all written materials pertaining to any such request (including the request and any determination with respect thereto) and that it be given sufficient notice of any intended release so that it may pursue any remedies that may be available to it. Notwithstanding the foregoing, the Company acknowledges and agrees that the Commission, in approving this request for confidential treatment, does not undertake any responsibility, either legal or contractual, to furnish notice other than as required under the applicable rules and regulations.

Consistent with the foregoing, any required notice or communication under Rule 24b-2 should be sent to CKE Restaurants, Inc., 6307 Carpinteria Avenue, Suite A, Carpinteria, California 93013, Attention: E. Michael Murphy, telephone: (805) 745-7500, with a copy to Stradling Yocca Carlson & Rauth, 660 Newport Center Drive, Suite 1600, Newport Beach, California 92660, to the attention of the undersigned, telephone: (949) 725-4125.

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FOIA CONFIDENTIAL
TREATMENT REQUESTED

Please stamp the enclosed copy of this letter with the date of filing, and return it to the undersigned in the self-addressed, stamped envelope provided. Please direct any questions or comments concerning this letter to C. Craig Carlson at (949) 725-4125. Thank you in advance for your assistance.

Very truly yours,

STRADLING YOCCA CARLSON & RAUTH

C. Craig Carlson

Enclosures

cc: E. Michael Murphy, CKE Restaurants, Inc. (w/o encls.)
Numan J. Siddiqi (w/o encls.)

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DOCSOC/1193697v3/018211-0008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 15, 2007

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CKE Restaurants, Inc.
File No. 1-11313 - CF#19144

CKE Restaurants Inc., submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit(s) to a Form 8-K filed on October 17, 2006.

Based on representations by CKE Restaurants Inc., that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through January 28, 2013
Exhibit 10.2	through January 28, 2013
Exhibit 10.3	through January 28, 2013

For the Commission: Nancy M. Morris

Nancy M. Morris
Secretary